May 17, 2006

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 200549

Re:	Allied Security Holdings LLC Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 31, 2006 SEC File No. 333-119127

Dear Mr. Spirgel:

This letter sets forth the response of Allied Security Holdings LLC ("Allied Security") to your May 5, 2006 letter concerning Allied Security's Form 10-K for the fiscal year ended December 31, 2005 (the "Form 10-K").

Enclosed with this letter is Amendment No. 1 (the "Amendment") to the Form 10-K which addresses the matter referred to in your May 5, 2006 letter. Specifically, the Amendment incorporates a revised report of Allied Security's auditors which includes their opinion regarding whether the financial statements of Allied Security fairly present, in all material respects, the consolidated results of operations and cash flows for the year ended December 31, 2005. Accordingly, the Amendment corrects a typographical error on page F-2 of the Form 10-K as originally filed, which error omitted a reference to the year ended December 31, 2005 from the third line of the third paragraph of the auditors' report. There are no other changes to the auditors' report incorporated into the Amendment. Contemporaneously with our transmitting this letter to you, we have filed this response letter and the Amendment on Edgar.

In addition, as requested by your May 5, 2006 letter, this letter also serves to provide a statement by Allied Security acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

Thank you for bringing this to our attention. Please do not hesitate to contact the undersigned if you have any comments or questions.

Very truly yours,

/s/ William A. Torzolini

William A. Torzolini